UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 15)

                        First of Michigan Capital Corporation
                        _____________________________________
                                   (Name of Issuer)

                        Common Stock, Par Value $.10 Per Share
                        ______________________________________
                            (Title of Class of Securities)

                                     233326 10 7
                                     ___________
                                    (CUSIP Number)

               Robert C. Canfield, Esq.                Copy to:
               DST Systems, Inc.                       John F. Marvin, Esq.
               1055 Broadway, 9th Floor                Watson   &  Marshall
          L.C.
               Kansas City, MO 64105                   1010  Grand  Avenue,
          Suite 500
               816-435-1000                            Kansas City,MO 64106
               Fax: 816-435-8630                       816-842-3132
                                                  Fax: 816-842-1247

               (Name, Address and Telephone Number of Person Authorized
                        to receive Notices and Communications)















                                   October 31, 1995
                                   ________________
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

                                     SCHEDULE 13D


          1. Name Of Reporting Person S.S. or I.R.S. Identification No. Of Above Person:
                         DST Systems, Inc.

          2.   Check The Appropriate Box If A Member Of A Group:   (a)
          (b)

          3.   SEC Use Only

          4.   Source of Funds:  N/A

          5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)

          6.   Citizenship Or Place Of Organization:  Delaware

          7.   Sole Voting Power:  609,956

          8.   Shared Voting Power:  None

          9.   Sole Dispositive Power:  609,956

          10.  Shared Dispositive Power: None.

          11.  Aggregate  Amount  Beneficially   Owned  By  Each  Reporting
          Person:  609,956

          12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares

          13.  Percent Of Class Represented By Amount In Row (11):  21.8

          14.  Type Of Reporting Person:  Co.

                           AMENDMENT NO. 15 TO SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

               This Amendment No. 15 to Schedule 13D is filed on behalf of DST Systems, Inc. ("DST") to reflect recent developments in connection with the initial public offering of DST's common stock. Reference is made to the initial statement on Schedule














          13D dated as of April 23, 1982 (the "DST Statement") as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13 and
          14 thereto, dated May 26, 1982, August 6, 1982, August 30, 1983, October 27, 1983, June 26, 1984, January 22, 1985, July 9, 1985,
          August 5, 1985, September 17, 1985, November 19, 1985, March 11, 1986, December 30, 1986, January 7, 1993 and August 26, 1993,
          respectively. The DST Statement is hereby further amended, restated and supplemented as follows.

          Item 1.  Security and Issuer.
                   ___________________

               The class of equity securities to which this Schedule relates is the common stock, $0.10 par value per share ("Common Stock"), of First of Michigan Capital Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 100 Renaissance Center, 26th Floor, Detroit, Michigan 48243.

          Item 2.  Identity and Background.
                   _______________________

               This statement is being filed by DST Systems, Inc., a Delaware corporation ("DST"). The address of the principal business and principal office of DST is 1055 Broadway, Kansas City, Missouri 64105. DST Systems, Inc., a Missouri corporation, was reorganized into DST in August, 1995.

               DST is a financial services corporation engaged directly, or through its subsidiaries and joint ventures, in providing information processing and computer software services and products primarily to mutual fund, insurance providers, banks and other financial services organizations.

               Kansas City Southern Industries, Inc., a Delaware corporation ("KCSI"), reduced its ownership in DST through a primary and secondary public offering of 25,300,000 shares of DST's common stock. DST is no longer a wholly-owned subsidiary of KCSI, and KCSI currently owns approximately 41 percent of DST. In addition, Messrs. A. Edward Allinson and Michael G. Fitt, who are directors of DST, are also directors of KCSI. DST has not entered into any agreements with respect to its management or corporate policies with KCSI. The existence of cumulative voting and the exemption of KCSI from DST's Stockholders' Rights Plan provide KCSI with the potential to effectively control the corporate governance of DST. However, KCSI disclaims control of DST and beneficial ownership of the Issuer's Common Stock as a result of its stock ownership in DST.

               Neither DST nor any of its respective executive officers or directors hereinafter listed has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Each of the officers and directors whose names and business addresses appear below is a U.S. citizen and is principally employed by DST or its affiliates in the capacities shown, except as indicated otherwise. Where no other address is shown below, the business address of the officers and directors of DST is 1055 Broadway, Kansas City, Missouri 64105.

          DST Executive Officers
          ______________________

          Name                     Office
          ____                     ______

          Thomas A. McDonnell      President/Chief Executive Officer
          Thomas A. McCullough          Executive Vice President
          Morton B. Comer               Senior Vice President
          Robert C. Canfield            Senior    Vice    President/General
          Counsel/Secretary
          James P. Horan           Chief Information Officer
          Kenneth V. Hager              Vice    President/Chief   Financial
          Officer/Treasurer
          Charles W. Schellhorn              President,              Output
          Technologies, Inc.
          Michael A. Waterford               Group Vice President
          Robert L. Tritt                    Group Vice President
          John W. McBride               Group Vice President
          J. Philip Kirk, Jr.           Vice President
          Joan J. Horan                 Vice President
          John T. O'Neal           Vice President
          James H. Reinert              Vice President
          John J. Faucett                    Controller
          Michael Winn                  DST  International Limited,  United
          Kingdom - Manager

          DST Directors
          _____________

          Name                     Office
          ____                     ______

          Thomas A. McDonnell      President/Chief  Executive  Officer  DST
          Systems, Inc.
          Thomas A. McCullough          Executive  Vice  President  of  DST
          Systems, Inc.
          A. Edward Allinson            Chairman  of  the Board  of  Boston
                                        Financial Data Services
                                   Executive Vice President of State Street
          Bank and Trust Company
          Michael G. Fitt               Retired




















          Item 3.  Source and Amount of Funds or Other Consideration.
                   _________________________________________________

               The total purchase price for the shares of the Issuer's Common Stock acquired by DST and reported below under Item 5 were financed from the working capital of DST.

          Item 4.  Purpose of Transaction.
                   ______________________

               DST continues to hold the Common Stock for investment purposes, but reserves the right to exercise any and all rights and privileges as a stockholder of the Issuer in a manner consistent with its own best interests, to purchase or sell the Common Stock or other securities of the Issuer, and to communicate with management, stockholders of the Issuer or others and/or to participate, alone or with others, in various plans, proposals or transactions respecting the Issuer or its securities.

               Except as set forth in this schedule, DST has no present plans or intentions which relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, as previously noted, DST reserves the right to change its intentions with respect to such matters.

          Item 5.  Interest in Securities of the Issuer.
                   ____________________________________

               Items  7, 8, 9,  10, 11 and  13 of the inside  cover page of
          Schedule 13D are hereby incorporated by reference in response to this Item 5.

          Item 6.  Contracts, Arrangements, Understandings or Relationships
                   ________________________________________________________
          with respect to Securities of the Issuer.
          ________________________________________

               DST currently has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

          Item 7.  Material to be Filed as Exhibits.
                   ________________________________

               None.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

               Dated as of November 21, 1995.

                                        DST SYSTEMS, INC.


                                        By /s/ Robert C. Canfield
                                           Senior  Vice-President,  General
          Counsel













                                           and Secretary